Exhibit 99.1

Opera Limited Receives Nasdaq Notification of Non-Compliance With Listing Rule 5250(c)(1)

Oslo, Norway, May 20, 2021 /PRNewswire/ - Opera Limited (Nasdaq: OPRA) (the "Company"), one of the world's largest internet consumer brands with hundreds of millions of users worldwide, announced that it received a letter from the Nasdaq Stock Market on May 18, 2021, notifying the Company that it is not in compliance with the requirements of Nasdaq Listing Rule 5250(c)(1) as a result of not having timely filed its annual report on Form 20-F for the fiscal year ended December 31, 2020. This notification has no immediate effect on the listing or trading of the Company's shares.

As indicated in Company's first quarter 2021 earnings release dated April 27, 2021, the Company is in the final stages of preparing its annual report on Form 20-F. The Company’s investee, Nanobank, is conducting its first annual closing of IFRS figures across all of its active markets, and the related external audit under PCAOB auditing standards, upon which the Company relies in finalizing its reporting on Form 20-F. Nanobank’s location in India has in particular seen closing process impacts from the local COVID-19 resurgence which have affected both Nanobank’s staff and its external audit team, resulting in significant delays in completing all required processes. Due to the foregoing, Nanobank has not been able to complete its reporting to the Company, with the result that the Company has been unable to finalize its consolidated financial statements within the prescribed time period for Form 20-F.

Nasdaq has informed the Company that it must submit a plan of compliance within 60 calendar days, addressing how it intends to regain compliance with Nasdaq's listing rules and, if Nasdaq accepts the plan, it can grant an extension of up to 180 calendar days from the original Form 20-F filing due date, or until November 12, 2021, to regain compliance. The Company anticipates that it will file its Form 20-F well within the initial 60-day period and thereby regain compliance with Nasdaq continued listing requirements.

About Opera Limited

Opera is a global web innovator. Opera's browsers, news products and fintech solutions are the trusted choice of hundreds of millions of users worldwide. Opera is headquartered in Oslo, Norway and listed on the NASDAQ stock exchange (OPRA). Download the Opera browser from www.opera.com.

For investor inquiries, please contact:  investor-relations@opera.com For media inquiries, please contact: Email: press-team@opera.com